May 27, 2009
Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. John Cash
Ms. Sherry Haywood
Mr. Dale Welcome
Ms. Anne McConnell

Re:	Synthesis Energy Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-K/A for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed January 7, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 001-33522
Dear Messrs. Cash and Welcome and Mses. Haywood and McConnell:
     This letter is in response to your letter dated May 19, 2009 to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K, as amended, Quarterly Reports on Form 10-Q and Definitive Proxy Statement on Schedule 14A.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Item 2. Management’s Discussion and Analysis — Critical Accounting Policies, page 24
1.	Comment. We note your responses to prior comments one, two, and three and the additional disclosures you provided in your most recent Form 10-Q. In future filings, please expand your disclosures under critical accounting policies as noted:
•	Revise your disclosures related to VIE’s to specifically identify each VIE you evaluated, disclose and discuss how you account for each VIE, and explain how the relevant facts and circumstances related to each VIE impact your accounting;

U.S. Securities & Exchange Commission
May 27, 2009

•	Provide disclosures related to the significant estimates and assumptions underlying your determination that the agreements associated with the HH Joint Venture do not contain a lease and discuss the impact of that determination; and

•	Revise your disclosures related to impairments to more specifically address when and how you assess different asset types for impairment, disclose if you performed impairment analyses for specific material assets/asset groups during the periods presented, discuss the facts and circumstances you considered in determining if an impairment analysis was necessary, and quantify and discuss the material assumptions underlying your determination of the fair value of the assets you tested and provide sensitivity analyses that show the potential impact of changes in those assumptions. For the HH Joint Venture, specifically address the impact of the Supplementary Agreement.
Response. The Company confirms that it will comply with the Staff’s comment and will expand its disclosure about its critical accounting policies to include the requested information in future filings with the Commission.
     In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (713) 579-0606 with any additional comments or questions you may have.

Very truly yours,
/s/ Kevin Kelly

Kevin Kelly Chief Accounting Officer